UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

LaBranche & Co Inc
(Name of Issuer)

Common Stock
(Title of Class of Securities)

505447102
(CUSIP Number)

John C. Rudolf Summit Capital Management LLC 600 University Street, Suite 2304 Seattle WA 98101
(Name, Address and Telephone Number of Person Authorized to Receieve Notices and Communications)

April 01, 2011
(Date of Event which Requires Filing of this Statement)

CUSIP No.: 505447102

1.	NAME OF REPORTING PERSON: Summit Capital Management LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP ☐ (a) ☐ (b)
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Washington
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,787,300
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,787,300
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,787,300
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%
14.	TYPE OF REPORTING PERSON IA

CUSIP No.: 505447102

1.	NAME OF REPORTING PERSON: Summit Special Situations Fund GP LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP ☐ (a) ☐ (b)
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Washington
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,331,100
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,331,100
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,331,100
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14.	TYPE OF REPORTING PERSON 00

CUSIP No.: 505447102

1.	NAME OF REPORTING PERSON: Summit Special Situations Fund LP I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP ☐ (a) ☐ (b)
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Washington
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,016,100
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,016,100
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,016,100
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14.	TYPE OF REPORTING PERSON PN

CUSIP No.: 505447102

1.	NAME OF REPORTING PERSON: Summit World Partners Fund LP I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP ☐ (a) ☐ (b)
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Washington
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 315,000
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 315,000
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 315,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%
14.	TYPE OF REPORTING PERSON PN

CUSIP No.: 505447102

1.	NAME OF REPORTING PERSON: Rudolf I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP ☐ (a) ☐ (b)
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Washington
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,787,300
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,787,300
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,787,300
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%
14.	TYPE OF REPORTING PERSON IN

CUSIP No.: 505447102

ITEM 1.	SECURITY AND ISSUER: LaBranche & Co Inc 33 Whitehall Street New York NY 10004

ITEM 2.

ITEM 2(a).	NAME: Summit Capital Management LLC is filing this Statement on Schedule 13D with respect to the Common Stock of LaBranche & Co Inc.

ITEM 2(b).	RESIDENCE OR BUSINESS ADDRESS:

The address of the principal business and/or principal office of Summit Capital Management LLC, Summit Special Situations Fund LP, Summit World Partners Fund LP, and Rudolf is 600 University Street, Suite 2304, Seattle, WA 98101.

ITEM 2(c).

Rudolf is Managing Member of Summit Special Situations GP LLC and President of Summit Capital Management LLC. Summit Special Situations GP LLC is the general partner of Summit Special Situations Fund LP and Summit World Partners Fund LP. Rudolf owns a controlling interest in Summit Special Situations Fund LP and Summit Capital Management LLC. Summit Special Situations Fund LP and Summit World Partners Fund LP purchase, hold and sell securities and other investment products. Summit Capital Management is the investment advisor to Summit Special Situations GP LLC, the general partner of Summit Special Situations Fund LP and Summit World Partners Fund LP.

ITEM 2(d).

During the last five years, none of the Reporting Persons, nor, to the best of each of the Reporting Person’s knowledge, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

ITEM 2(e).

During the last five years, none of the Reporting Persons, nor, to the best of each of the Reporting Person’s knowledge, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 2(f).	CITIZENSHIP:

Summit Capital Management LLC, Summit Special Situations GP LLC, Summit Special Situations Fund LP and Summit World Partners Fund LP are each organized under the laws of Washington. Rudolf is a citizen of the United States of America.

CUSIP No.: 505447102

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

Summit Capital Management LLC, Summit Special Situations GP LLC, Summit Special Situations Fund LP and Summit World Partners Fund LP and Rudolf utilized available cash assets in the aggregate amount of approximately $9.7 million to acquire beneficial ownership of the 2,787,300 shares of Common Stock of the Company reported herein. Funds for the purchase of the Common Stock of the Company were derived from general working capital. For purposes of Summit Capital Management LLC, Summit Special Situations GP LLC, Summit Special Situations Fund LP and Summit World Partners Fund LP and Rudolf, “general working capital” includes cash on hand and margin account and other borrowings made in the ordinary course of business.

ITEM 4.
PURPOSE OF TRANSACTION:

The Reporting Persons purchased the shares of Common Stock of the Company solely for investment purposes. At the present time, the Reporting Persons are attempting to influence management’s decision regarding the pending merger. See letter attached as Exhibit II.

The Reporting Persons will routinely monitor a wide variety of investment considerations, including, without limitation, current and anticipated future trading prices for the Company’s Common Stock, the Company’s operations, assets, prospects, and business development, the Company’s management, Company-related competitive and strategic matters, general economic, financial market and industry conditions, as well as other investment considerations. The Reporting Persons may discuss their investment in the Company and the foregoing investment considerations with other stockholders, management, the Board of Directors, existing or potential strategic partners or competitors of the Company, other investors, industry analysts and others. These considerations, these discussions and other factors may result in the Reporting Persons' consideration of alternatives to increase stockholder value, including, without limitation, maintenance of the Company as a stand-alone entity, a sale of the Company to an appropriate buyer, a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries, or a change in the present Board of Directors and/or management of the Company. In addition, the Reporting Persons may acquire additional Company securities or may determine to sell, trade or otherwise dispose of all or some holdings in the Company in the public markets, in privately negotiated transactions or otherwise, or take any other lawful action they deem to be in their best interests. There is no assurance that the Reporting Persons will develop any plans or proposals with respect to any of the alternatives mentioned above.

Except as set forth herein, the Reporting Persons have no present plans or proposals that would result in or relate to any of the transactions or changes listed in Items 4(a) through 4(j) of Schedule 13D.

CUSIP No.: 505447102

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER:

ITEM 5(a).	(1) Reporting Persons Number of shares: 2,787,300 Percentage of shares: 6.80% (2) Summit Capital Management LLC Number of shares: 2,787,300 Percentage of shares: 6.80%

(3) Summit Special Situations Fund GP LLC

Number of shares: 2,331,100

Percentage of shares: 5.70%

(4) Summit Special Situations Fund LP

Number of shares: 2,016,100

Percentage of shares: 4.90%

(5) Summit World Partners Fund LP

Number of shares: 315,000

Percentage of shares: 0.80%

(6)  Rudolf

Number of shares: 2,787,300

Percentage of shares: 6.80%

Percentages based on 40,932,000 outstanding shares of Common Stock of the Company, as reported in the Company’s Form 10-K, filed with the Securities and Exchange Commission on March 16, 2011.

CUSIP No.: 505447102

ITEM 5(b).

(1) Summit Capital Management LLC

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 2,787,300 shares

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or direct the disposition: 2,787,300 shares

(2) Summit Special Situations Fund GP LLC

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 2,331,100 shares

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or direct the disposition: 2,331,100 shares

(3)  Summit Special Situations Fund LP

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 2,016,100 shares

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or direct the disposition: 2,016,100 shares

(4) Summit World Partners Fund LP Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 315,000 shares

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or direct the disposition: 315,000 shares

(5)  Rudolf

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 2,787,300 shares

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or direct the disposition: 2,787,300 shares

Summit Capital Management LLC is the investment advisor of Summit Special Situations GP LLC. Summit Special Situations GP LLC is the general partner of Summit Special Situations Fund LP and Summit World Partners Fund LP. Rudolf is the Managing Member of Summit Special Situations GP LLC and the President of Summit Capital Management LLC.

CUSIP No.: 505447102

ITEM 5(c).

Date	Buy / Sell	Buyer / Seller	No of Shares	Price per share

2/1/2011	SELL	Rudolf	13700	3.8027
2/7/2011	SELL	Rudolf	2200	3.8309
2/8/2011	SELL	Rudolf	2935	3.84
2/9/2011	SELL	Summit Capital Management LLC	5500	4.0012
2/9/2011	SELL	Rudolf	4400	3.85
2/10/2011	SELL	Summit Capital Management LLC	5000	4.0223
2/11/2011	SELL	Summit Capital Management LLC	15000	4.0367
2/16/2011	SELL	Summit Capital Management LLC	3000	4.06
2/17/2011	SELL	Summit Capital Management LLC	16000	4.2895
2/22/2011	SELL	Summit Capital Management LLC	18000	4.241
2/28/2011	SELL	Summit Capital Management LLC	500	4.23
3/10/2011	SELL	Summit Capital Management LLC	10200	4.01
3/11/2011	SELL	Summit Capital Management LLC	1610	4.0094
3/14/2011	SELL	Summit Capital Management LLC	100	4
3/15/2011	SELL	Summit Capital Management LLC	23090	3.9142
3/22/2011	BUY	Summit World Partners Fund LP	17685	3.7727
3/23/2011	BUY	Rudolf	10000	3.7461
3/23/2011	BUY	Summit World Partners Fund LP	2315	3.7461
3/25/2011	SELL	Summit Capital Management LLC	29000	4.0626
4/13/2011	SELL	Summit Capital Management LLC	10000	4.1275

ITEM 5(d).	No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock held by the Reporting Persons.

ITEM 5(e).

ITEM 6.
CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:

Except as otherwise set forth herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the securities of the Company.

ITEM 7.	MATERIALS TO BE FILES AS EXHIBITS: Joint Filing Agreement by and among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SUMMIT CAPITAL MANAGEMENT LLC

Date: April 14, 2011	By:	/s/ John C. Rudolf
John C. Rudolf
President

SUMMIT SPECIAL SITUATIONS FUND GP LLC

Date: April 14, 2011	By:	/s/ John C. Rudolf
John C. Rudolf
Managing Member

SUMMIT SPECIAL SITUATIONS FUND LP

Date: April 14, 2011	By:	/s/ John C. Rudolf
John C. Rudolf
Managing Member

SUMMIT WORLD PARTNERS FUND LP

Date: April 14, 2011	By:	/s/ John C. Rudolf
John C. Rudolf
Managing Member

John C. Rudolf

Date: April 14, 2011	By:	/s/ John C. Rudolf
John C. Rudolf

Attention—Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

CUSIP No.: 505447102

 EXHIBIT I

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of LaBranche & Co Inc. and that this Agreement be included as an Exhibit to such joint filing.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 14 th day of April, 2011.

SUMMIT CAPITAL MANAGEMENT, LLC

By:	/s/ John C. Rudolf
John C. Rudolf
President

SUMMIT SPECIAL SITUATIONS GP, LLC

By:	/s/ John C. Rudolf
John C. Rudolf
Managing Member

SUMMIT SPECIAL SITUATIONS FUND, LP

By:	Summit Special Situations GP, LLC

By:	/s/ John C. Rudolf
John C. Rudolf
Managing Member

SUMMIT WORLD PARTNERS FUND, LP

By:	Summit Special Situations GP, LLC

By:	/s/ John C. Rudolf
John C. Rudolf
Managing Member

 RUDOLF

By:	/s/ John C. Rudolf
John C. Rudolf

CUSIP No.: 505447102

 EXHIBIT II

March 28, 2011

Mr. George M. L. LaBranche, IV
Chairman, CEO and President
33 Whitehall Street
New York, NY 10004

Dear Michael:

Summit Capital, its funds, and separately managed accounts are substantial and long term oriented shareholders of LaBranche, currently owning 2,787,300 shares, or approximately 6.8% of the company. Our investment in LaBranche was based on two significant factors: (1) the large discount in the stock price relative to the net asset value and book value of the business; and, (2) the belief that LaBranche management and the Board would act as dedicated fiduciaries to deliver and enhance shareholder value for shareholders.

After careful and thoughtful review of the proposed merger with the Cowen Group, we have become increasingly concerned about this transaction. At this time, we have no intention of voting in favor of this merger proposal. We believe the proposed transaction significantly undervalues LaBranche shares and increases the risk to the LaBranche shareholders, a dreadful combination. We also find it difficult to comprehend how independent Board members can come to the conclusion that this is the best outcome for the non-family owners of the company.

This merger proposal is perplexing on many counts. While it is wholly disconcerting to face the prospect of receiving a significant discount relative to the net asset value of LaBranche, our initial concern was the prospect of trading our undervalued LaBranche shares for the relatively illiquid Cowen shares. After reviewing Cowen’s recently filed 2010 10k, we are very concerned by Cowen’s significant operating losses for the last three years and by the company’s complex balance sheet. Thus, we cannot imagine how the Board of LaBranche, or anyone, would vote to exchange Labranche shares currently worth approximately $5 a share in net assets (plus perhaps an additional book value of 50 cents a share, and an indeterminate value for LaBranche’s substantial net operating losses), for the closely held and illiquid Cowen shares currently trading at roughly $4 per share.

Additionally, Cowen recently announced a restructuring of the company’s financial and business ownership and operating arrangement with Ramius, a substantial hedge fund business. The Ramius business is a very important business for Cowen and this restructuring creates significant uncertainty regarding the current value and prospects for Cowen, and likely diminishes the value of Cowen Group going forward. This uncertainty and complexity is no doubt one of the causes for the relative underperformance in the Cowen shares.

Therefore, due to our lack of confidence and uncertainty in the present and future prospects of Cowen and the discount we would receive relative to the LaBranche current net asset value, we believe the Board of LaBranche should immediately cancel the flawed and inadequate merger proposal with Cowen. In its stead, the Board should immediately institute a Dutch Tender for 40-50% of all LaBranche shares at the same price and terms as the Dutch Tender carried out last year at $4.60. This proposed Dutch Tender would create immediate and substantial liquidity and value for those LaBranche shareholders desiring liquidity while also creating substantial accretive value for the shareholders who wish to remain owners of LaBranche.

Thank you for your attention to this letter, which I request that you share with all LaBranche Board members. We look forward to the opportunity to discuss these issues with you in more detail.

Sincerely yours,

John C. Rudolf

JCR:vs
 cc: Katherine Elizabeth Dietze, Director
 Donald E. Kiernan, Director
 Stuart M. Robbins, Director
 Alfred O. Hayward, Jr., Director
 Jeffrey A. McCutcheon, SVP and CFO